UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UnitedHealth Group Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

91324P102

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Dannette L. Smith

Deputy General Counsel and Assistant Secretary

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

David H. Engvall

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 662-5307

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,873,270	$4,479

(1)

Estimated solely for the purposes of calculating the amount of filing fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible to participate in the offer will be tendered pursuant to this offer. These options have an estimated aggregate fair value of $145,873,270 as of June 4, 2007, calculated based on a binomial option pricing model.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007, by multiplying the transaction value by .0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), to amend certain options (the “Eligible Options”) that were granted by UnitedHealth Group under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (the “1998 Plan”). The Eligible Options include only those stock options granted by UnitedHealth Group: (i) that were granted under the 1998 Plan; (ii) that have an exercise price per share that was less than the fair market value of UnitedHealth Group common stock underlying the options on the options’ measurement dates for accounting purposes; (iii) that were unvested as of December 31, 2004; (iv) that are outstanding as of the last date on which the Offer remains open for acceptance; and (v) that are held by an Eligible Employee.

An “Eligible Employee” refers to an individual who (i) holds Eligible Options as of the last date on which the Offer remains open for acceptance, (ii) is subject to taxation in the United States, and (iii) remains an employee of UnitedHealth Group or its subsidiaries through the last date on which the Offer remains open for acceptance. The Offer is not being made to any of our current or former members of our Board of Directors or executive officers.

Eligible Employees may elect to (i) amend Eligible Options for an equivalent number of shares with an exercise price per share equal to the fair market value of a share of UnitedHealth Group common stock on the Eligible Options’ measurement dates for accounting purposes (the “Amended Exercise Price”), and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the Amended Exercise Price and the original exercise price, multiplied by the number of shares covered by such option, payable on the first regularly scheduled payroll date after December 31, 2007, plus interest at a rate of 5.25% per year accruing from the expiration date of the Offer until (but excluding) the cash payment date, less any applicable tax withholding. The cash payments will not be subject to any vesting conditions and will be made without regard to whether the Eligible Option is vested and without regard to whether an Eligible Employee is an employee of UnitedHealth Group on the cash payment date.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Outstanding Options, dated June 8, 2007 (the “Offer to Amend”), attached to this Schedule TO as Exhibit (a)(1)(A), (ii) the E-mail to All Eligible Employees, dated June 8, 2007, attached to this Schedule TO as Exhibit (a)(1)(B), and (iii) the election form, attached to this Schedule TO as Exhibits (a)(1)(E) and (a)(1)(N). These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.”

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934. The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Q&A” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

UnitedHealth Group is the issuer of the securities subject to the Offer to Amend. The address of UnitedHealth Group’s principal executive office is 9900 Bren Road East, Minnetonka, Minnesota 55343 and the telephone number at that address is (952) 936-1300. The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning UnitedHealth Group” (Section 11) is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by UnitedHealth Group to holders of Eligible Options granted under the 1998 Plan to amend such Eligible Options and to receive a cash payment with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in the Offer Documents.

As of June 4, 2007, there were options to purchase 3,725,467 shares of UnitedHealth Group’s common stock outstanding and eligible to participate in this Offer.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

UnitedHealth Group is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Q&A” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Eligible Options and Option Offer Consideration” (Section 2), “Expiration Date” (Section 3), “Procedures for electing to tender options” (Section 5), “Withdrawal rights and change of election” (Section 6), “Acceptance of options for amendment, amendment of amended options and cash payments” (Section 7), “Conditions of the offer” (Section 8), “Source and amount of consideration; terms of amended options” (Section 10), “Status of options amended in the offer; accounting consequences of the offer” (Section 13), “Legal matters; regulatory approvals” (Section 14), “Material U.S. federal income tax consequences” (Section 15), and “Extension of offer; termination; amendment” (Section 16) is incorporated herein by reference.

(b)	Purchases.

None of the members of UnitedHealth Group’s Board of Directors or UnitedHealth Group’s executive officers may participate in the Offer. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of amended options” (Section 10) and “Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference. The following items are attached to this Schedule TO as Exhibits (a)(1)(Q)(i), (ii), and (iii): (1) the form of stock option agreement under the 1998 Plan; (2) the amended form of stock option agreement under the 1998 Plan (for options granted between January 17, 2001 to January 6, 2002); and (3) the form of stock option agreement under the 1998 Plan (for options granted between January 7, 2002 to April 29, 2002). The following item is incorporated by reference herein as Exhibit (a)(1)(Q)(iv): the 1998 Plan, which is incorporated herein by reference to Exhibit 10(a) to UnitedHealth Group’s Annual Report on Form 10-K filed with the SEC on March 30, 2001.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Q&A” and under the caption “The Offer” in the section entitled “Purpose of the offer” (Section 4) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of options for amendment, amendment of amended options and cash payments” (Section 7) and “Status of options amended in the offer; accounting consequences of the offer” (Section 13) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” (Section 4) and “Information concerning UnitedHealth Group” (Section 11) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” (Section 10) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer”(Section 8) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule A to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning UnitedHealth Group” (Section 11), “Additional information” (Section 18), and “Financial statements” (Section 19) is incorporated herein by reference. The financial information included in UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 6, 2007, including all materials incorporated by reference therein, and UnitedHealth Group’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 9, 2007, including all materials incorporated by reference therein, is incorporated herein by reference. UnitedHealth Group’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

(c)	Summary Information.

The information set forth in Schedule A to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the section entitled “Information concerning UnitedHealth Group” (Section 11) is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 14) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated June 8, 2007

(a)(1)(B)	Form E-mail/Letter to All Eligible Employees

(a)(1)(C)	Screen shot of login page to offer website at https://unh.equitybenefits.com/

(a)(1)(D)	Screen shot with election information

(a)(1)(E)	Screen shot of electronic election form

(a)(1)(F)	Screen shot of election amendment review

(a)(1)(G)	Screen shots of agreement to terms of election

(a)(1)(H)	Screen shots of election confirmation statement

(a)(1)(I)	Screen shot of contact information

(a)(1)(J)	Form E-mail/Letter of Confirmation of Election

(a)(1)(K)	Form E-mail/Letter Reminder to Eligible Employees

(a)(1)(L)	Form E-mail/Letter Final Reminder to Eligible Employees

(a)(1)(M)	Form Letter Re: Expiration of Offer

(a)(1)(N)	Paper election form with instructions to election

(a)(1)(O)	Frequently Asked Questions

(a)(1)(P)	Alert Message

(a)(1)(Q)(i)	Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan

(a)(1)(Q)(ii)	Amended Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (for options granted between January 17, 2001 to January 6, 2002)

(a)(1)(Q)(iii)	Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (for options granted between January 7, 2002 to April 29, 2002)

(a)(1)(Q)(iv)	The United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10(a) to UnitedHealth Group’s Annual Report on Form 10-K filed with the SEC on March 30, 2001)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UNITEDHEALTH GROUP INCORPORATED

/s/ Dannette L. Smith
Dannette L. Smith
Deputy General Counsel and Assistant Secretary

Date: June 8, 2007